Comdisco, Inc. and Subsidiaries                                      Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)


                                                                                Nine months
                                                                                   ended
                                                                                  June 30     For the years ended September 30,
                                                                                  -------     ---------------------------------
                                                                                1996   1995   1995   1994   1993   1992   1991
                                                                                ----   ----   ----   ----   ----   ----   ----

Fixed charges <F1>
  Interest expense ....................................................         $197   $209   $278   $266   $295   $355   $371

  Approximate portion of
    rental expense representative
    of an interest factor .............................................            6      9     11     13     22     29     37
                                                                                ----   ----   ----    ----  ----   ----   ----

  Fixed charges .......................................................          203    218    289    279    317    384    408

Earnings from continuing operations
  before income taxes and
  extraordinary item, and cumulative
   effect of change in accounting principle,
   net of preferred stock dividends ....................................         130    118    160     80    137     34    136
                                                                                ----   ----   ----   ----   ----   ----   ----

Earnings from continuing operations
  before income taxes, extraordinary
  item, cumulative effect of change
  in accounting principle, net of
  preferred stock dividends ............................................        $333   $336   $449   $359   $454   $418   $544
                                                                                ====   ====   ====   ====   ====   ====   ====

Ratio of earnings to fixed charges .....................................        1.64   1.54   1.55   1.29   1.43   1.09   1.33
                                                                                ====   ====   ====   ====   ====   ====   ====

Rental expense:
  Equipment subleases ..................................................        $ 12   $ 20   $ 22   $ 30   $ 57   $ 77   $103
  Office space, furniture, etc .........................................           6      6     10      8      8     10      9
                                                                                ----   ----   ----   ----   ----   ----   ----

     Total .............................................................        $ 18   $ 26   $ 32   $ 38   $ 65   $ 87   $112
                                                                                ====   ====   ====   ====   ====   ====   ====

     1/3 of rental expense .............................................        $  6   $  9   $ 11   $ 13   $ 22   $ 29   $ 37
                                                                                ====   ====   ====   ====   ====   ====   ====


  <F1>Includes interest expense incurred by business continuity and network services and included in business continuity and network services expenses on the statements of earnings

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